Weatherford International public limited company
Bahnhofstrasse 1, 6340 Baar
Switzerland, CH 6340

July 27, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	Brad Skinner, Senior Assistant Chief Accountant
Office of Natural Resources

Re:	Weatherford International public limited company
Form 8-K furnished May 4, 2016
File No. 1-36504

Ladies and Gentlemen:
Set forth below are the responses of Weatherford International plc, an Irish public limited company (hereafter “we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2016 with respect to the Company’s Form 8-K furnished to the Commission on May 4, 2016, File No. 1-36504.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 8-K furnished May 4, 2016

1.
The news release provided under Exhibit 99.1 includes a table at page 2, together with an accompanying discussion of segment highlights, that presents and discusses non-GAAP amounts without an equally prominent presentation and discussion of GAAP amounts. This is inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016, particularly C&DI 102.10. Please review this guidance when preparing your next earnings release.

Response: We acknowledge the Staff’s comment and advise the Staff that we will review and comply with the guidance issued on May 17, 2016 when preparing the Company’s next earnings release. We will modify our tables in our future earnings releases to ensure that both GAAP and non-GAAP amounts are presented with equal prominence.

Security and Exchange Commission
July 27, 2016

2.
Discussion on page 7, under the caption “Reclassifications and Non-GAAP Financial Measures”, indicates that, unless explicitly stated to the contrary, all financial measures used throughout the document are non-GAAP. However, there are financial measures such as revenue which appear to be GAAP amounts but are not identified as such. Revise disclosure throughout the release to include clear, consistent identification of all GAAP and non-GAAP amounts.

Response: We acknowledge the Staff’s comment and advise the Staff that we will clearly identify financial measures as GAAP or non-GAAP measures in the Company’s future filings and earnings releases.

Acknowledgment

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Security and Exchange Commission
July 27, 2016

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 836-4610 or to our counsel at Latham & Watkins LLP, Sean Wheeler, at (713) 546-7418.

Very truly yours,

Weatherford International plc

Date: July 27, 2016		By:	/s/ Krishna Shivram
Krishna Shivram
Executive Vice President and
Chief Financial Officer

cc:	Sean T. Wheeler
Latham & Watkins LLP